Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

September 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ICON Oil & Gas Fund Registration Statement on Form S-1 (File No. 333-_______)

Ladies and Gentlemen:

On behalf of our client, ICON Oil & Gas Fund (the “Registrant”), please find attached the Registration Statement on Form S-1 as filed today on EDGAR.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs of ICON Capital Corp. at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

cc:	Joel S. Kress, ICON Capital Corp. (w/o attachment)